FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 3, 2010
Ger. Gen. N°56/2010

REF.: Information Circular Official Letter N°574/2010.

Mr. Guillermo Larraín R.
Superintendent
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Dear  Sir,

In accordance with the provisions set in the Official Letter N°574 issued by your Superintendence, by which it requests information regarding the effects or impacts that has been caused or that might be caused in the Company as a consequence of the earthquake of February 27 of this year, we report to you the following, although warning that the information thus submitted is continuously evolving in time given the sheer dynamics of these events.

With respect to our electricity distribution affiliate, Chilectra S.A., we inform you that on Monday, March 1 the customer service offices of that company have been open to the public as usual and providing their routine services (collections, customer services, etc.) during their normal working hours, fully staffed and with all their systems in operating conditions. The company’s call center has been operating non-stop ever since the first hours of the morning of Saturday, February 27, providing telephone services with its entire staff as of Monday, March 1. Its consumption reading, invoicing and invoice distribution systems are fully operational at this time. On the other hand, the electric supply that Chilectra receives from the country’s Central Interconnected System was totally interrupted as a result of the earthquake. The Company’s supply of electricity to its clients was mostly recovered during the first hours after the earthquake and the rest has been reinstated gradually, covering 91% of the total client’s base as of last March 2.

Chilectra has certain facilities and equipments (transformers, starters, substations, lines and other) that suffered some degree of total or partial deterioration as a result of the earthquake; which has affected supply to our clients, as mentioned above.

Regarding our affiliates that develop electricity generation activities, we report that such activities depend from energy consumption and its transport via transmission networks, sub-transmission and electric distribution. The earthquake of February 27 seriously affected electricity consumption between the Fifth and Ninth Regions, as well as the distribution networks, sub-transmission and transmission in the affected areas.

This situation has impacted the normal operation of our generating facilities, although the effects of the earthquake on our assets are minor, with the exception of our Bocamina 1 coal plant, as indicated herein below. The impacts are declining as transmission networks and energy consumption are being regularized. This situation will result in lower energy sales, and the magnitude of this impact is still under evaluation.

Regarding the Bocamina 1 coal plant, located in the city of Coronel, it should be pointed out that it has a capacity of 128 MW, which represents 2.5% of the Company’s total capacity in Chile. The plant’s infrastructure was damaged, to an extent that is still being evaluated, and that will keep it out of service for an indefinite period of time; which will be no less than 60 days.

The rest of the Company’s generating assets are currently available to operate with the country’s electricity power system.

All our subsidiaries and assets –including the Bocamina coal plant- have insurance contracts and all the insurance coverage in place needed to for this kind of exceptional catastrophe to cover both material damages as well as business interruptions. In this respect, we are able to inform that we have already initiated a full review of the damages in order to provide such information to the corresponding authorities, as required in these circumstances.

Sincerely yours,

Ignacio Antoñanzas Alvear
General Manager
Enersis S.A.

c.c.	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander – Representative of bond holders
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: March 05, 2010